                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2004


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____________ to ___________


  Commission file number 033-47073



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 The Scotts Company LLC Retirement Savings Plan
         (formerly known as The Scotts Company Retirement Savings Plan)


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        The Scotts Miracle-Gro Company
                (public company successor to The Scotts Company)
                             14111 Scottslawn Road
                             Marysville, Ohio 43041

                              REQUIRED INFORMATION

         The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan) are being filed herewith:

Audited Financial Statements

Reports of Independent Registered Public Accounting Firms

Financial Statements:

         Statement of Net Assets Available
           for Benefits as of December 31, 2004 and 2003

         Statement of Changes in Net Assets Available
           for Benefits for the Years Ended December 31, 2004 and
           2003

         Notes to Financial Statements

         Supplemental Schedule:

         Schedule of Assets Held for Investment Purposes at End of Year, Schedule H, Line 4i - December 31, 2004

         Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                  The following exhibits are being filed herewith:

Exhibit No.          Description
-----------          -----------

   23.1 Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

   23.2 Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE SCOTTS COMPANY LLC RETIREMENT SAVINGS
                                    PLAN (formerly known as The Scotts Company
                                    Retirement Savings Plan)



Date: June 29, 2005                 By:  /s/ CHRISTOPHER L. NAGEL
                                        ---------------------------------------

                                    Printed Name:  CHRISTOPHER L. NAGEL

                                    Title: Executive Vice President and Chief
                                           Financial Officer of The Scotts
                                           Company LLC and Member of the
                                           Administrative Committee

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN (formerly known as The Scotts Company Retirement Savings Plan)


INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

                                                                           PAGE
                                                                           ----

 Reports of Independent Registered Public Accounting Firms                   5

 Financial Statements:

   Statement of Net Assets Available for Benefits as of
      December 31, 2004 and 2003                                             7

   Statement of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2004 and 2003                         8

   Notes to Financial Statements                                             9




 SUPPLEMENTAL SCHEDULE:

 Schedule of Assets Held for Investment Purposes at end of year,
   Schedule H, Line 4i - December 31, 2004                                 16

 Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
 The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN (formerly known as The Scotts Company Retirement Savings Plan) and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN as of December 31, 2003 and for the year then ended, were audited by other auditors whose report dated June 18, 2004 expressed an unqualified opinion on these financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Scotts Company LLC Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan) as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ MEADEN & MOORE, LTD.
Certified Public Accountants



June 13, 2005
Cleveland, Ohio

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of The Scotts Company Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Retirement Savings Plan (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP



Columbus, Ohio
June 18, 2004

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

                                                December 31
                                            2004             2003
                                        ------------     ------------
ASSETS

Cash and cash equivalents               $    811,228     $          -

Receivables:
Employer contribution receivable                 731                -
Employee contribution receivable               1,501                -
Interest receivable                            1,180                -
                                        ------------     ------------
                                               3,412                -
Investments, at fair value:
 Investment in master trust                        -      160,253,715
 CRM Small Cap Value Fund                    990,898                -
 Dodge and Cox Stock Fund                  8,555,313                -
 EuroPacific Growth Fund-Class A           6,912,464                -
 Fidelity Blue Chip Fund                  25,069,881                -
 Fidelity Contrafund                      15,655,108                -
 Fidelity Freedom Income Fund                833,449                -
 Fidelity Freedom 2000 Fund                1,341,944                -
 Fidelity Freedom 2010 Fund                5,483,073                -
 Fidelity Freedom 2020 Fund                7,621,442                -
 Fidelity Freedom 2030 Fund                4,470,502                -
 Fidelity Freedom 2040 Fund                  436,234                -
 Fidelity Low Price Stock Fund             6,453,964                -
 Fidelity Managed Income Portfolio        22,105,985                -
 Fidelity Puritan Fund                    26,888,749                -
 Managers Special Equity Fund             13,570,085                -
 PIMCO Total Return Fund                   5,402,096                -
 Spartan U.S. Equity Index Fund           20,369,611                -
 The Scotts Company Common Shares         11,055,423                -
 Participant Loans                         4,448,271        3,619,444
                                        ------------     ------------

  Total Investments                      187,664,492      163,873,159
                                        ------------     ------------

  Total Assets                           188,479,132      163,873,159

LIABILITIES                                        -                -
                                        ------------     ------------

  Net Assets Available for Benefits     $188,479,132     $163,873,159
                                        ============     ============

See accompanying notes.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

                                                  Year Ended December 31
                                                  2004             2003
                                              ------------     ------------
Additions to Net Assets Attributed to:
 Contributions:
  Employer                                    $ 10,519,245     $  8,767,066
  Participant                                   10,708,371        9,502,254
                                              ------------     ------------
                                                21,227,616       18,269,320

 Interest on participant loans                     219,098          197,669
 Interest income and dividends                   4,450,701                -
 Net appreciation of investments                13,124,409                -
 Net gain from master trust                              -       28,002,305
                                              ------------     ------------

   Total Additions                              39,021,824       46,469,294

Deductions from Net Assets Attributed to:
 Benefits paid to participants                  14,381,897       10,072,477
 Other                                              33,954           27,265
                                              ------------     ------------

   Total Deductions                             14,415,851       10,099,742
                                              ------------     ------------
   Net Increase                                 24,605,973       36,369,552

Net Assets Available for Benefits:
 Beginning of Year                             163,873,159      127,503,607
                                              ------------     ------------
 End of Year                                  $188,479,132     $163,873,159
                                              ============     ============

See accompanying notes.

                          NOTES TO FINANCIAL STATEMENTS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

1     DESCRIPTION OF PLAN

      The following description of The Scotts Company LLC Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions, such as eligibility, vesting, allocation and funding. Also, refer to Note 9 regarding a subsequent event and its effect on the Plan.

      GENERAL:

      The Plan is a defined contribution plan covering all eligible employees of The Scotts Company LLC who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      ELIGIBILITY:

      Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following their date of employment. Regular employees of E.G. Systems, Inc. doing business as Scotts Lawn Service, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month after completing 60 days of service. Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.

      EMPLOYEE CONTRIBUTIONS:

      The Plan provides for a participant to make pre-tax or after-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount.

      EMPLOYER CONTRIBUTIONS:

      The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees' year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay, and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions. Additionally, the Company remitted transitional contributions for 1998 to 2002 to certain participants who were also participants of certain retirement plans previously sponsored by The Scotts Company or its subsidiaries.

      Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

                          NOTES TO FINANCIAL STATEMENTS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

1     DESCRIPTION OF PLAN, CONTINUED

      PARTICIPANTS' ACCOUNTS:

      401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer matching contributions, earnings and losses thereon.

      Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

      VESTING:

      All participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service or immediately upon death or disability.

      FORFEITURES:

      The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures used totaled $158,230 and $147,011 for the years ended December 31, 2004 and 2003, respectively.

      PARTICIPANTS' LOANS:

      Loans are available to participants from their individual accounts subject to the terms of the Plan.

      OTHER PLAN PROVISIONS:

      Normal retirement age is 65, however, a participant may elect early retirement on or after age 55 and completing five years of vested service. The Plan also provides for in-service withdrawals for active employees under certain circumstances.

      PAYMENT OF BENEFITS:

      Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution.

                          NOTES TO FINANCIAL STATEMENTS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

1     DESCRIPTION OF PLAN, CONTINUED

      HARDSHIP WITHDRAWALS:

      Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

      INVESTMENT OPTIONS:

      Upon enrollment in the Plan, a participant may direct his or her contributions in any or all of the investment options under the Plan.

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING:

      The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

      INVESTMENTS:

      Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

      Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.

      The Plan presents in the 2004 statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.

      The Plan presents in the 2003 statement of changes in net assets available for benefits its proportionate share of the net gain or loss of master trust investments (Note 3). The net gain includes the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments within the master trust are based on the average cost method.

      USE OF ESTIMATES:

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      PAYMENTS OF BENEFITS:

      Benefits are recorded when paid.

                          NOTES TO FINANCIAL STATEMENTS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      ADMINISTRATIVE FEES:

      The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

      RISKS AND UNCERTAINTIES:

      The Plan provides for various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3     MASTER TRUST

      Effective January 1, 2000, a master trust was established to commingle certain assets of the Plan and certain assets of the Company's other defined contribution plan, The Scotts Company Union Retirement Savings Plan ("Union Plan"). Each plan's accounting is maintained separately. The Plan's proportionate share of master trust investments and gains and losses is displayed on the accompanying financial statements. Plan activities, such as contributions and benefit payments, are recorded in the individual plan's accounting records.

      The Union Plan has been terminated. The distribution of the Union Plan's assets was completed during 2003, and there is no longer a master trust in 2004.

      Net earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Total net earnings for the master trust for the year ended December 31, 2003, are as follows:

                                                                2003
                                -------------------------------------------------------------------
                                                      Net
                                                  Appreciation
                                 Interest and     in Fair Value    Administration
                                  Dividends       of Securities        Expenses            Total
                                  ---------       -------------    --------------     ------------
       Mutual funds              $  2,189,222     $ 23,614,605      $    (16,698)     $ 25,787,129
       Common trust fund              872,067                -            (7,655)          864,412
       The Scotts Stock Fund                -        1,364,621            (2,617)        1,362,004
                                 ------------     ------------      ------------      ------------
                                 $  3,061,289     $ 24,979,226      $    (26,970)     $ 28,013,545
                                 ============     ============      ============      ============

                          NOTES TO FINANCIAL STATEMENTS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

3     MASTER TRUST, CONTINUED

      Total assets held in the master trust at December 31, 2003, were as follows:

       INVESTMENTS
       Mutual funds, at fair value                                                         $130,949,241
       Common trust fund, at fair value                                                      20,299,693
       The Scotts Stock Fund, at fair value                                                   9,004,781
                                                                                           ------------

             Total investments                                                              160,253,715
                                                                                           ------------

       Total master trust net assets                                                       $160,253,715
                                                                                           ============

       The Scotts Company LLC Retirement Savings Plan interest in master trust net assets           100%

      Accounting policies discussed in Note 2 also apply to the master trust.

      At December 31, 2003, the master trust held certain investments in mutual funds managed by the Trustee. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and exempt from prohibition of party-in-interest transactions under the IRS Code and the Employee Retirement Income Security Act of 1974 ("ERISA")

4     INVESTMENTS

      At December 31, 2003, the master trust had investments in The Scotts Stock Fund, which invests in the common stock of the Company, as follows:

      Fair Market
      Units                             Value
      -----                             -----
      523,230                         $ 9,004,781
      =======                         ===========

                          NOTES TO FINANCIAL STATEMENTS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

4     INVESTMENTS, CONTINUED

      The following fair values of the investments individually represent 5% or more of net assets available for benefits as of December 31:

                                                        2004
                                                    -----------
      Fidelity Blue Chip Fund                       $25,069,881
      Fidelity Contrafund                           $15,655,108
      Fidelity Managed Income Portfolio             $22,105,985
      Fidelity Puritan Fund                         $26,888,749
      Managers Special Equity Fund                  $13,570,085
      Spartan U.S. Equity Index Fund                $20,369,611
      The Scotts Company Common Shares              $11,055,423

5     TAX STATUS

      The Plan obtained a determination letter dated September 24, 2003, in which the Internal Revenue Service stated that the Plan, as amended through February 4, 2002, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator, the Company, and the Plan's legal counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue code.

6     PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

7     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                  December 31,
                                                             2004               2003
                                                         -------------     -------------
       Net assets available for benefits per the
        financial statements                             $ 188,479,132     $ 163,873,159

       Amounts allocated to withdrawing participants                 -          (224,485)
                                                         -------------     -------------
       Net assets available for benefits per the
        Form 5500                                        $ 188,479,132     $ 163,648,674
                                                         =============     =============

                          NOTES TO FINANCIAL STATEMENTS

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

7     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, CONTINUED

      The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

                                                                                  Year Ended December 31
                                                                                  2004              2003
                                                                              ------------      ------------
       Benefits paid to participants per the financial statements             $ 14,381,897      $ 10,072,477
       Amounts allocated to withdrawing participants at December 31, 2003         (224,485)          224,485
       Amounts allocated to withdrawing participants at December 31, 2002                -          (128,732)
                                                                              ------------      ------------

       Benefits paid to participants per the Form 5500                        $ 14,157,412      $ 10,168,230
                                                                              ============      ============

8     PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Trust Company, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

9     SUBSEQUENT EVENT

      On March 18, 2005 (the "Effective Time"), The Scotts Company ("Scotts") consummated the restructuring of Scotts' corporate structure into a holding company structure by merging Scotts into a newly-created, wholly-owned, second-tier Ohio limited liability company subsidiary, The Scotts Company LLC ("Scotts LLC"), pursuant to an Agreement and Plan of Merger, dated as of December 13, 2004, by and among Scotts, Scotts LLC and The Scotts Miracle-Gro Company ("Scotts Miracle-Gro"). This merger is referred to as the "Restructuring Merger."

      Upon consummation of the Restructuring Merger, each of Scotts' common shares, without par value (the "Scotts Common Shares"), issued and outstanding immediately prior to the Effective Time was automatically converted into one fully paid and nonassessable common share, without par value, of Scotts Miracle-Gro (the "Scotts Miracle-Gro Common Shares"). Also, the entire class of Scotts Miracle-Gro Common Shares became registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Rule 12g-3 under the Exchange Act. As a result of the Restructuring Merger, Scotts Miracle-Gro is the new parent holding company and the public company successor to Scotts. Scotts LLC is the successor to Scotts and is a direct, wholly-owned subsidiary of Scotts Miracle-Gro.

      As of the Effective Time, Scotts maintained The Scotts Company Retirement Savings Plan (the "Retirement Savings Plan"). As of the Effective Time, Scotts LLC assumed the obligations of Scotts under the Retirement Savings Plan. The Scotts Common Shares attributable to the accounts of participants under the Retirement Savings Plan relating to common share units immediately prior to the Effective Time were, by virtue of the Restructuring Merger, converted into the same number of Scotts Miracle-Gro Common Shares and those Scotts Miracle-Gro Common Shares are attributable to the accounts of those participants upon the same terms and subject to the same conditions as were in effect at the Effective Time.

      All provisions of the Retirement Savings Plan remain the same following the Restructuring Merger, except that the Retirement Savings Plan has been amended to change the name of the Retirement Savings Plan from "The Scotts Company Retirement Savings Plan" to "The Scotts Company LLC Retirement Savings Plan" and to revise certain definitions and other provisions of the Retirement Savings Plan to reflect the assumption of the Retirement Savings Plan by Scotts LLC and the ability to invest in Scotts Miracle-Gro Common Shares instead of Scotts Common Shares under the Retirement Savings Plan. From and after the Effective Time, all amounts contributed to the Retirement Savings Plan's "Scotts Miracle-Gro Stock Fund" will be invested in securities of Scotts Miracle-Gro.

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                     Form 5500, Schedule H, Part IV, Line 4i

                             The Scotts Company LLC
                            Retirement Savings Plan
                     (formerly known as The Scotts Company
                            Retirement Savings Plan)

                                 EIN 31-1414921
                                 Plan Number 001

                                December 31, 2004

            (b)Identity of Issue,           (c) Description of Investment Including                          (e)
              Borrower, Lessor,                 Maturity Date, Rate of Interest,                  (d)      Current
(a)           or Similar Party                Collateral, Par or Maturity Value                   Cost      Value
---  ---------------------------------               ----------------------------------           ----   ------------
     CRM Small Cap Value Fund             Registered Investment Company                            N/A   $    990,898
     Dodge and Cox Stock Fund             Registered Investment Company                            N/A      8,555,313
     EuroPacific Growth Fund-Class A      Registered Investment Company                            N/A      6,912,464
 *   Fidelity Blue Chip Fund              Registered Investment Company                            N/A     25,069,881
 *   Fidelity Contrafund                  Registered Investment Company                            N/A     15,655,108
 *   Fidelity Freedom Income Fund         Registered Investment Company                            N/A        833,449
 *   Fidelity Freedom 2000 Fund           Registered Investment Company                            N/A      1,341,944
 *   Fidelity Freedom 2010 Fund           Registered Investment Company                            N/A      5,483,073
 *   Fidelity Freedom 2020 Fund           Registered Investment Company                            N/A      7,621,442
 *   Fidelity Freedom 2030 Fund           Registered Investment Company                            N/A      4,470,502
 *   Fidelity Freedom 2040 Fund           Registered Investment Company                            N/A        436,234
 *   Fidelity Low Price Stock Fund        Registered Investment Company                            N/A      6,453,964
 *   Fidelity Managed Income Portfolio    Common Collective Trust                                  N/A     22,105,985
 *   Fidelity Puritan Fund                Registered Investment Company                            N/A     26,888,749
     Managers Special Equity Fund         Registered Investment Company                            N/A     13,570,085
     PIMCO Total Return Fund              Registered Investment Company                            N/A      5,402,096
     Spartan U.S. Equity Index Fund       Registered Investment Company                            N/A     20,369,611
     The Scotts Company Common Shares     Employer Securities                                      N/A     11,055,423
 *   Participant Loans                   Notes receivable (interest at rates ranging from 5.0%
                                         to 10.5% due through January 12, 2009)                    N/A      4,448,271
                                                                                                         ------------
                                                                                                         $187,664,492
                                                                                                         ============

* Party-in-interest to the Plan.

                             THE SCOTTS COMPANY LLC
    RETIREMENT SAVINGS PLAN (formerly known as The Scotts Company Retirement
                                 Savings Plan)


                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2004

                                INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------

   23.1 Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

   23.2 Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP